Exhibit 99.1

KE Holdings Appoints New Chairman and New Director

BEIJING, China, May 24, 2021 — KE Holdings Inc. (“Beike” or the “Company”) (NYSE: BEKE), a leading integrated online and offline platform for housing transactions and services, today announced that its board of directors (the “Board”) has appointed Mr. PENG Yongdong, the Company’s co-founder, chief executive officer and executive director, as the new chairman of the Board to succeed Mr. ZUO Hui who passed away on May 20, 2021. The Company also announced the appointment of Mr. XU Wangang, the Company’s chief operating officer, as a new executive director to the Board to fill the vacancy left by Mr. ZUO. Going forward, the audit committee of the Board will consist of Ms. CHEN Xiaohong, Mr. XU Wangang and Ms. CHEN Yu, with Ms. CHEN Xiaohong serving as the chairperson; the compensation committee of the Board will consist of Ms. CHEN Yu, Mr. PENG Yongdong and Ms. CHEN Xiaohong, with Ms. CHEN Yu serving as the chairperson; and the nominating and corporate governance committee of the Board will consist of Mr. SHAN Yigang, Ms. CHEN Xiaohong and Ms. CHEN Yu, with Mr. SHAN Yigang serving as the chairperson. In addition, the Company announced that Mr. ZUO will be the permanent Chairman Emeritus of the Company to commemorate his invaluable contribution and legacy.

The Company’s executive directors and executive officers, as well as Propitious Global Holdings Limited (together with the family trust administering its shareholding interest), which is the Company’s principal shareholder, have also covenanted with the Company that, for a 365-day period from today, they will not sell, transfer or otherwise dispose of any of the Company’s ordinary shares or American depositary shares they currently hold.

The Company and relevant parties will implement certain pre-planned contingency arrangements with respect to the class B ordinary shares held by Propitious Global Holdings Limited and make an announcement in due course.

“We remain deeply saddened by the passing of Mr. ZUO, our visionary founder, the pioneer of our mission, and a leading figure in the industry who, at all times, devotes himself into exploration and innovation. From Lianjia to Beike, Mr. ZUO has established legendary milestones in China’s housing transactions and services industry. His invaluable legacy will continue to lead the growth of the Company. Meanwhile, Mr. ZUO’s beliefs and values are embedded in our corporate DNA, guiding the stability of our management team and the organic growth of our Company,” said by Mr. PENG Yongdong.

“As the founder of Beike, Mr. ZUO was our chairman and will be honored as our ‘chairman emeritus’ going forward, with the belief that Mr. ZUO and his spirit will be imprinted in our hearts. I hope all of us could carry Mr. ZUO’s belief of ‘doing the right thing even if it’s difficult’ and move forward on the long journey ahead of us in the housing transactions and services industry,” Mr. PENG added.

“We are confident that, with the support and trust of our customers, employees, shareholders and business partners, our management team will collectively and unswervingly strive to accomplish Mr. ZUO’s wish as well as our mission of ‘admirable service, joyful living.’” Mr. PENG concluded.

About KE Holdings Inc.

KE Holdings Inc. is a leading integrated online and offline platform for housing transactions and services. The Company is a pioneer in building the industry infrastructure and standards in China to reinvent how service providers and housing customers efficiently navigate and consummate housing transactions, ranging from existing and new home sales, home rentals, to home renovation, real estate financial solutions, and other services. The Company owns and operates Lianjia, China’s leading real estate brokerage brand and an integral part of its Beike platform. With more than 19 years of operating experience through Lianjia since its inception in 2001, the Company believes the success and proven track record of Lianjia pave the way for it to build the industry infrastructure and standards and drive the rapid and sustainable growth of Beike.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” "confident," “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Among other things, the quotations from management in this press release, as well as Beike’s strategic and operational plans, contain forward-looking statements. Beike may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about KE Holdings Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in KE Holdings Inc.’s filings with the SEC. All information provided in this press release is as of the date of this press release, and KE Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact

For investor and media inquiries, please contact:

In China:

KE Holdings Inc.

Investor Relations

Matthew Zhao

Siting Li

E-mail: ir@ke.com

The Piacente Group, Inc.

Ross Warner

Tel: +86-10-6508-0677

E-mail: ke@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ke@tpg-ir.com

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